Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Lee Enterprises, Incorporated (“Lee”) on Form S-3 of our reports dated March 14, 2005, relating to the consolidated financial statements and financial statement schedule of Pulitzer Inc. (which report on the consolidated financial statements includes explanatory paragraphs referring to the entering of an Agreement and Plan of Merger between the Company and Lee effective January 29, 2005 and the restatement of the consolidated statements of cash flows for the years ended December 28, 2003 and December 29, 2002), appearing in the Annual Report on Form 10-K of Pulitzer Inc. for the year ended December 26, 2004 and to the reference to us under the heading “Experts” in such Prospectus, which is part of this Registration Statement.

/S/DELOITTE & TOUCHE LLP

St. Louis, Missouri

August 3, 2005